UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

(Mark One)

[X]  Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
        For the fiscal year ended December 31, 2003

OR

[   ]  Transition Report pursuant to Section 15(d) or the Securities Exchange
        Act of 1934

        For the transition period from             to
        Commission file number 001-07160

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

COACHMEN INDUSTRIES, INC.
RETIREMENT PLAN AND TRUST

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Coachmen Industries, Inc.
2831 Dexter Drive
Elkhart, Indiana 46514

COACHMEN INDUSTRIES, INC.
RETIREMENT PLAN AND TRUST

FINANCIAL STATEMENTS
December 31, 2003 and 2002

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
Elkhart, Indiana

FINANCIAL STATEMENTS
December 31, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Coachmen Industries, Inc. Retirement Plan and Trust
Elkhart, Indiana

We have audited the accompanying statements of net assets available for benefits of the Coachmen Industries, Inc. Retirement Plan and Trust (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2003 and the Supplemental Schedule H, Line 4j–Schedule of Reportable Transactions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2003 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2003 basic financial statements taken as a whole.

                 Crowe Chizek and Company LLC

Elkhart, Indiana
April 29, 2004

1.

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002

	2003	2002
ASSETS
Investments (Note 3)	$ 21,873,704	$ 15,749,452
Accrued investment income	4,248	5,339
Cash	653	508
Net assets available for benefits	$ 21,878,605	$ 15,755,299

        See accompanying notes to financial statements.

2.

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Interest and dividends	$ 188,878	$ 137,315
Net appreciation (depreciation) in fair
value of investments	3,179,707	(1,974,629)
Contributions
Employer	1,148,830	1,242,892
Participant	3,923,276	3,885,016
Rollovers	126,272	60,880

	5,198,378	5,188,788

Total additions	8,566,963	3,351,474

Deductions from net assets attributed to:
Benefits paid to participants	2,429,613	1,952,097
Administrative expenses	14,044	1,865

Total deductions	2,443,657	1,953,962

Net increase	6,123,306	1,397,512
Net assets available for benefits
Beginning of year	15,755,299	14,357,787

End of year	$ 21,878,605	$ 15,755,299

        See accompanying notes to financial statements.

3.

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 — PLAN DESCRIPTION

The following description of the Coachmen Industries, Inc. Retirement Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all full-time employees of Coachmen Industries, Inc. and its subsidiaries (individually and collectively referred to as the “Company” or “Employer”) who have one year of service and are 18 years of age, except those employees covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective November 1, 2002, employees of a wholly owned subsidiary, which was acquired in 2001, were allowed to contribute to the Plan. These employees were previously enrolled in a plan of the acquired company, the assets of which (representing the participants’ account balances) have not been transferred into the Coachmen Industries, Inc. Retirement Plan and Trust as of December 31, 2003.

Contributions: The Company can make matching and discretionary profit sharing contributions to the Plan as determined by management of the Company. Contributions may be made in either cash or Coachmen Industries, Inc. common stock. Twenty-five percent (25%) of the Employer match is restricted to Employer stock and cannot be sold until age 55; at that time 20% per year can be sold. Participants may contribute up to 20% of their annual compensation to the Plan. Participant contributions and any matching contribution by the Employer are invested in various funds available to the Plan as directed by the participants. Profit sharing contributions are allocated to participants based on compensation.

Participant Accounts: Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contribution and (b) Plan earnings. Allocations of the Company’s contributions are based on annual compensation. Allocations of Plan earnings are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. The Plan does not allow for participant loans, however, participant loans of merged plans, outstanding as of the effective dates of the mergers, were allowed as investments of the Plan until paid in full. Participants pay interest on these loans at a fixed rate based on the prime rate at the time of loan origination, which is credited to the participant’s account. The loans are collateralized by the participant’s vested account balance.

Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings therein. Vesting in the remainder of their accounts is based on years of credited service. A participant is 20% vested after the first year with an additional 20% vesting each year thereafter until fully vested. Participants become 100% vested in the event of death, disability or retirement at the normal retirement date.

(Continued)

4.

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 — PLAN DESCRIPTION (Continued)

Payment of Benefits: Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account. Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid. Amounts allocated to these individuals aggregated $28,104 and $4,175 at December 31, 2003 and 2002, respectively.

Forfeitures: Upon termination, participant nonvested amounts are forfeited to the Plan and are used to reduce future Employer matching contributions. Forfeited nonvested accounts, which will be used to reduce future Employer matching contributions, were $27,412 and $134,282 at December 31, 2003 and 2002, respectively. During the years ended December 31, 2003 and 2002, $142,094 and $84,955, respectively, of forfeitures were used to reduce Employer matching contributions.

NOTE 2 — ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of the Plan’s financial statements:

Basis of Accounting: The financial statements are prepared using the accrual method of accounting.

Valuation of Investments: Investments in common collective trust funds and mutual funds are stated at the aggregate current value as reported by the funds. Investment in Coachmen Industries, Inc. common stock is stated at current value based upon quoted sales prices on the last business day of the Plan’s year. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments sold is determined using the average cost method.

The Plan presents in its statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Contributions: Contributions from employees, including any related Employer matching contributions, are recorded in the period the Employer withholds payroll deductions from Plan participants.

Payment of Benefits: Benefits are recorded when paid.

(Continued)

5.

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 2 — ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with U.S. (United States) generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for various investment options in any combination of Coachmen Industries, Inc. common stock, common collective trust funds and mutual funds. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Reclassifications: Certain 2002 information in the notes to financial statements has been adjusted from amounts previously reported to be comparative with the 2003 presentation.

NOTE 3 — INVESTMENTS

The following investments, at fair value, were 5% or more of the Plan’s net assets at December 31, 2003 and 2002:

	2003	2002
ABN AMRO Growth "N" Fund	$4,419,483	$2,904,865
ABN AMRO Income Plus Fund	3,610,055	3,749,301
ABN AMRO Veredus Aggressive Growth Fund	2,827,821	1,477,531
Janus Balanced Fund	2,796,660	2,047,443
Pimco Total Return Fund	1,933,554	1,661,332
ABN AMRO S&P 500 Index Fund	1,797,530	1,222,030
Coachmen Industries, Inc. common stock	1,506,722	899,794
Dodge & Cox Stock Fund	1,431,660	837,624
Putnam International Growth Fund	1,281,657	832,934

(Continued)

6.

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 3 — INVESTMENTS (Continued)

During the years ended December 31, 2003 and 2002, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Mutual funds	$2,383,297	$(2,374,166)
Common trust funds	522,700	248,232
Coachmen Industries, Inc. common stock	273,713	151,305
	$3,179,707	$(1,974,629)

Information about the net assets as of December 31, 2003 and 2002, and the significant components of the changes in net assets for the years then ended, relating to the nonparticipant-directed investments is as follows:

December 31,
	2003	2002
Net assets
Coachmen Industries, Inc. common stock	$1,506,722	$ 899,794
Common trust funds	3,610,055	3,749,301
Money market fund	24,357	38,014
	$5,141,134	$4,687,109

Years Ended December 31,
	2003	2002
Changes in net assets
Contributions	$ 865,120	$ 865,980
Net appreciation in fair value of investments	422,132	329,280
Benefit payments	(838,432)	(361,039)
Miscellaneous	5,205	7,549
	$ 454,025	$ 841,770

(Continued)

7.

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 4 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE 5 — TAX STATUS AND REPORTING

The Plan, which the Company has adopted, is a prototype non-standardized profit sharing plan offered by the trustee, and the Internal Revenue Service has determined and informed the trustee by a letter dated November 27, 2001 that the prototype plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC.

The following is a reconciliation of net assets available for benefits per the accompanying financial statements at December 31, 2003 and 2002 to Form 5500:

	2003	2002
Net assets available for benefits per the	$ 21,878,605	$ 15,755,299
financial statements
Amounts allocated to withdrawing
participants	(28,104)	(4,175)

Net assets available for benefits per the
Form 5500	$ 21,850,501	$15,751,124

The following is a reconciliation of benefits paid to participants per the accompanying financial statements for the years ended December 31, 2003 and 2002 to Form 5500:

	2003	2002
Benefits paid to participants per the
financial statements	$ 2,429,613	$ 1,952,097
Add:
Amounts allocated to withdrawing
participants, current year	28,104	4,175
Less:
Amounts allocated to withdrawing
participants, prior year	(4,175)	(18,741)

Benefits paid to participants per Form 5500	$ 2,453,542	$ 1,937,531

(Continued)

8.

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 6 — PARTIES-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer and certain others. The Company provides certain accounting, recordkeeping and administrative services to the Plan for which it receives no compensation. Fees paid by the Plan to ABN AMRO Trust Services Company, trustee of the Plan, were $14,044 and $1,865 for the years ended December 31, 2003 and 2002, respectively.

The Plan held the following party-in-interest investments:

		2003	2002
Coachmen Industries, Inc.	Common Stock	$ 1,506,722	$ 899,794
ABN AMRO	Income Plus Fund	3,610,055	3,749,301
ABN AMRO	Growth "N" Fund	4,419,483	2,904,865
ABN AMRO	S&P 500 Index Fund	1,797,530	1,222,030
ABN AMRO	Veredus Aggressive Growth Fund	2,827,821	1,477,531
ABN AMRO	Investor Money Market Fund	24,357	38,014
	Participant Loans	10,980	19,016

9.

   SUPPLEMENTAL SCHEDULES

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

Name of Plan Sponsor:        Coachmen Industries, Inc.
Employer Identification Number:      35-1101097
Three-Digit Plan Number:                          001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
		Mutual Funds
	Dodge & Cox Funds	Dodge & Cox Stock Fund (12,582.702 units)	#	$ 1,431,660
*	ABN AMRO	ABN AMRO Growth "N" Fund (201,159.904 units)	#	4,419,483
	Royce	Royce Total Return Fund (21,817.232 units)	#	233,225
	Janus	Janus Balanced Fund (140,253.769 units)	#	2,796,660
*	ABN AMRO	ABN AMRO Veredus Aggressive Growth Fund (181,736.538 units)	#	2,827,821
	Putnam	Putnam International Growth Fund (62,035.671 units)	#	1,281,657
	Pimco Funds	Pimco Total Return Fund (180,537.211 units)	#	1,933,554
		Total mutual funds		14,924,060
		Common Trust Funds
*	ABN AMRO	ABN AMRO Income Plus Fund (659,521.285 units)	$ 3,448,905	3,610,055
*	ABN AMRO	ABN AMRO S&P 500 Index Fund (400,697.678 units)	#	1,797,530
		Total common trust funds		5,407,585
		Common Stock
*	Coachmen Industries, Inc.	Coachmen Industries, Inc. common stock (83,197.228 shares)	1,176,695	1,506,722
		Money Market Fund
*	ABN AMRO	ABM AMRO Investor Money Market Fund (24,357 shares)	24,357	24,357
		Participant Loans
*	Participant Loans	$10,980 principal amount, interest rates ranging frmo 9.00% to 10.50% with various maturity dates	#	10,980
		Total investments		$ 21,873,704

* — Party-in-interest
# — Form 5500 does not require cost information for participant-directed investments

10.

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2003

Name of Plan Sponsor:        Coachmen Industries, Inc.
Employer Identification Number:      35-1101097
Three-Digit Plan Number:                          001
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction	Cost of Asset	Current Value of Asset at Date of Transaction	Net Gain or (Loss)

* ABN AMRO	ABN AMRO Income Plus Fund
	Aggregate purchases (318 transactions)	$ 788,133	$ -	$ -	$ -	$ 788,133	$ 788,133	$ -
	Aggregate sales (332 transactions)	-	1,075,798	-	-	1,045,257	1,075,798	30,541

* — Party-in-interest

11.

        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the retirement plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST

June 25, 2004	By: /s/ William G. Lenhart
William G. Lenhart, Member of Retirement Benefits Committee, Administrator of the Plan

12.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION	SEQUENTIALLY NUMBERED PAGE

23	Consent of Independent Auditors (filed herewith)	13